Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

05011715

Group Secretariat

27th September 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2005 OCT 17 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction in P T Astra International Tbk ("Astra"), a subsidiary of JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
A J L Nightingale	Acquisition of Astra shares	26/09/2005	210,000	IDR 9,154.7619

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

10/18

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